July 17, 2024

Koon Kiat Sze
Chief Executive Officer
SKK Holdings Limited
27 First Lok Yang Road
Singapore 629735

       Re: SKK Holdings Limited
           Amendment No. 4 to Registration Statement on Form F-1
           Filed July 5, 2024
           File No. 333-276744
Dear Koon Kiat Sze:

       We have reviewed your amended registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form F-1
Plan of Distribution, page A-2

1. We note your disclosure that broker-dealers may agree with the resale shareholders to sell a specified number of shares of your common stock at a stipulated price per share, and that the resale shareholders may use any method permitted pursuant to applicable law when selling shares of your common stock. Please confirm your understanding that the retention by a resale shareholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.
 July 17, 2024
Page 2

       Please contact Babette Cooper at 202-551-3396 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   David L. Ficksman